SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Pure Acquisition Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

74621Q 106
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74621Q 106

(1)	Names of Reporting Persons

HIGHPEAK PURE ACQUISITION, llc
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization			Delaware
	Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0
		(6)	Shared Voting Power	10,206,000(1)
		(7)	Sole Dispositive Power	0
		(8)	Shared Dispositive Power	10,206,000(1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person			10,206,000(1)
(10)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒(2)
(11)	Percent of Class Represented by Amount in Row (11)			19.7%(3)
(12)	Type of Reporting Person (See Instructions)			OO (Limited Liability Company)

(1) The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-223845).

(2) Does not include 10,280,000 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

(3) The percentage set forth in Row 11 of this Cover Page is based on the 51,750,000 shares of the Issuer’s common stock outstanding as of October 26, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 26, 2018.

CUSIP No. 74621Q 106

(1)	Names of Reporting Persons

JACK HIGHTOWER
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization			United States of America
	Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0
		(6)	Shared Voting Power	10,206,000(1)(2)
		(7)	Sole Dispositive Power	0
		(8)	Shared Dispositive Power	10,206,000(1)(2)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person			10,206,000(1)(2)
(10)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☒(3)
(11)	Percent of Class Represented by Amount in Row (11)			19.7%(4)
(12)	Type of Reporting Person (See Instructions)			IN

(1)      HighPeak Pure Acquisition, LLC (“Acquisition”) is the record holder of the shares reported herein. Acquisition is a wholly-owned subsidiary of HighPeak Energy Partners, LP (“HPEP”). HighPeak Energy Partners GP, LP (“HPEP GP”) is the sole general partner of HPEP. HighPeak GP, LLC (“HP GP”) is the sole general partner of HPEP GP. Jack Hightower has the right to appoint all of the managers to the board of managers of HP GP and is one of three managers of HP GP. Mr. Hightower has the number of votes necessary to constitute a majority of the total number of votes held by all of the managers of HP GP at any given time, which acts by majority vote. As a result, Mr. Hightower may be deemed to have or share beneficial ownership of the common stock held directly by Acquisition. Mr. Hightower disclaims any such beneficial ownership of such securities to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.

(2) The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-223845).

(3) Does not include 10,280,000 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

(4) The percentage set forth in Row 11 of this Cover Page is based on the 51,750,000 shares of the Issuer’s common stock outstanding as of October 26, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 26, 2018.

Item 1(a). Name of Issuer: Pure Acquisition Corp., a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices: 421 West 3rd Street, Suite 1000, Fort Worth, Texas 76102.

Item 2(a). Name of Person Filing: This statement is jointly filed by HighPeak Pure Acquisition, LLC, a Delaware limited liability company (“Acquisition”), and Jack Hightower (“Hightower”, and together with Acquisition, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence: The principal business office address of the Reporting Persons is 421 West 3rd Street, Suite 1000, Fort Worth, Texas 76102.

Item 2(c). Citizenship: Acquisition is organized under the laws of the state of Delaware. Mr. Hightower is a citizen of the United States of America.

Item 2(d). Title of Class of Securities: Class A common stock, par value $0.0001 per share.

Item 2(e). CUSIP Number: 74621Q 106

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ]     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]     An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ]     An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ]     A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ]     A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ]      A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]      A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k) [ ]     Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

The information regarding ownership set forth in Items 5-9 and 11 of each Cover Page is hereby incorporated herein by reference.

The percentages used in this Schedule 13G are based on the 51,750,000 shares of the Issuer’s common stock reported to be outstanding as of October 26, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 26, 2018.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     February 7, 2018

HIGHPEAK PURE ACQUISITION, LLC

By:     /s/ Jack Hightower

Jack Hightower,

Manager

JACK HIGHTOWER

/s/ Jack Hightower

Jack Hightower

EXHIBIT INDEX

Exhibit No.	Description

1.1	Joint Filing Agreement dated February 7, 2018.